China Cord Blood Corporation Reports
Financial Results for the First Quarter of Fiscal 2012

1Q12 Revenue Up 22.0% YOY to RMB87.5 Million
1Q12 Net Income Attributable to Shareholders Up 127.6% YOY to RMB40.0 Million
Conference Call to be Held August 30, 2011 at 8:00 am ET

HONG KONG, China, August 29, 2011 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the first quarter of fiscal year 2012, which ended June 30, 2011.

First Quarter of Fiscal 2012 Highlights

•	Revenue for the first quarter of fiscal 2012 increased by 22.0% to RMB87.5 million ($13.5 million) from RMB71.7 million in the prior year period.
•	New subscriber sign-ups and accumulated subscriber base reached 12,828 and 198,658, respectively.
•	Gross profit increased by 24.1% to RMB67.6 million ($10.5 million) from RMB54.4 million from the prior year period.
•	Gross margin was 77.3%, compared to 75.9% for the prior year period.
•	Operating income increased by 31.7% to RMB30.8 million ($4.8 million) from RMB23.4 million for the prior year period.
•
Net income attributable to shareholders, inclusive of dividend income of RMB7.2 million ($1.1 million) from Shandong Cord Blood Bank and effect of the preferential tax treatment obtained by the Guangdong subsidiary resulting in a discrete tax benefit of RMB10.2 million ($1.6 million), was RMB40.0 million ($6.2 million), compared to RMB17.6 million in the prior year period.

“Our first quarter delivered strong financial performance driven by sustained growth in subscriber demand year-over-year following the upward price adjustment implemented in April 2011,” stated Ms. Zheng, Chairperson and Chief Executive Officer of CCBC.  “Our strategy to develop a strong sales network while broadening our commercial reach has built a widely-recognized brand and an easily accessible network that will greatly facilitate our efforts to attract new subscribers.”

“In addition to solid financial performance, this quarter had several exciting developments,” Ms. Zheng further commented.  “The Ministry of Health has issued new guidelines extending the ‘Ten Licenses Policy’, which reiterated that no more than ten licenses will be issued for the provision of cord blood banking services through 2015.  We welcome the policy extension as it sets a clear guideline for the industry and the general public.  With access to three licenses and our 19.92% investment in Shandong Cord Blood Bank, we are fully committed to the development of the cord blood banking industry in China and will continue to grow by driving subscriber penetration rates.  We are also pleased that our Guangdong subsidiary has been approved as a ‘High and New Technology Enterprise’, with the result that it now enjoys a reduced tax rate of 15% until December 31, 2012.”

Summary – The Quarters Ended June 30, 2010 and 2011

	Three Months Ended
	June 30,
	2010	2011
(in thousands)	RMB	RMB	USD
Revenue	71,696	87,458	13,531
Gross Profit	54,444	67,590	10,457
Operating Income	23,355	30,752	4,757
Net Income Attributable to Shareholders	17,586	40,022	6,192
EPS
– Basic (RMB/USD Cents)	0.26	0.53	0.08

Revenue Breakdown (%)
Processing Fee	79.1%	74.2%
Storage Fee	20.9%	25.8%

New Subscribers (persons)	12,180	12,828
Accumulated Total Number of Subscribers (persons)	141,492	198,658

First Quarter Fiscal 2012 Financial Results

REVENUE.  Revenue increased by 22.0% to RMB87.5 million ($13.5 million) in the first quarter of fiscal 2012 from RMB71.7 million in the prior year period.  The strong revenue growth was driven by continued growth in new subscribers and an increase in the Company’s processing fee implemented in April 2011.

Revenue generated from processing fees increased to RMB64.9 million ($10.0 million) from RMB56.7 million in the prior year period, reflecting 12,828 new subscriber sign-ups this quarter, a 5.3% increase in new subscribers from the prior year period, as well as the effect of the processing fee increase.

Revenue generated from storage fees increased to RMB22.6 million ($3.5 million) from RMB15.0 million, which accounted for 25.8% of the total first quarter revenue as compared to 20.9% in the prior year period.  The Company’s accumulated subscriber base grew 40.4% year-over-year to 198,658, backed by continued strong demand from the Beijing and Guangdong markets.

GROSS PROFIT.  Gross profit in the first quarter increased by 24.1% to RMB67.6 million ($10.5 million) from RMB54.4 million in the prior year period.  Gross margin reached 77.3%, primarily reflecting greater revenue contribution from higher margin storage fees.

OPERATING INCOME.  Operating income for the first quarter increased 31.7% to RMB30.8 million ($4.8 million) from RMB23.4 million in the prior year period, driven by economies of scale, successful cost control measures, and the sustained subscriber base growth.  Operating margin rose 260 basis points to 35.2% from 32.6% in the prior year period.  Depreciation and amortization expenses for the first quarter were RMB7.1  million ($1.1  million).

Research and Development Expenses.  Research and development expenses were RMB1.8 million ($0.3 million), compared to RMB1.5 million in the prior year period.

Sales and Marketing Expenses.  Sales and marketing expenses increased by 24.9% to RMB12.6 million ($2.0 million) from RMB10.1 million from the prior year period as the Company continued to roll-out marketing and promotional activities in the Beijing Municipality and Guangdong Province to further drive greater market penetration.  Sales and marketing expenses accounted for 14.4% of revenue.

General and Administrative Expenses.  General and administrative expenses were RMB22.5 million ($3.5 million), compared to RMB19.5 million in the prior year period.  General and administrative expenses as a percentage of revenue dropped to 25.7% as compared to 27.1% during the prior year period, as a result of effective cost control measures and strong revenue performance which led revenue growth to outpace general and administrative expenses growth.

OTHER INCOME. The Company received dividend income of RMB7.2 million ($1.1 million) in the first quarter of fiscal 2012 from the investment in Shandong Cord Blood Bank, in which the Company has accounted for the investment under cost method.

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS.  Aside from the solid growth in operating income and the first-time dividend income from Shandong Cord Blood Bank, the Company also recorded a discrete tax benefit of RMB10.2 million ($1.6 million) pursuant to the award of preferential tax treatment for the Company’s Guangdong subsidiary in June 2011, which is effective retroactively from January 1, 2010.  As a result, net income attributable to shareholders for the first quarter of fiscal 2012 rose 127.6% to RMB40.0 million ($6.2 million) from RMB17.6 million for the prior year period.  Net margin for the first quarter of fiscal 2012 was 45.8%.  Basic earnings per share for the first quarter of fiscal 2012 were RMB0.53 ($0.08).

LIQUIDITY. As of June 30, 2011, the Company had cash and cash equivalents of RMB643.1 million ($99.5 million) as compared to RMB611.4 million as of March 31, 2011.  The Company had bank loan borrowing of RMB45.0 million ($7.0 million) as of June 30, 2011.

“We are pleased with our financial performance as we rebranded ourselves as a “Premium Healthcare Service Provider” with a more favorable payment method and higher price points,” Ms. Zheng stated.  “We believe this new payment structure will improve our operating cash flow and further strengthen our liquidity position.  While we continue to monitor market reactions, the initial market response has been encouraging.  We believe strong demand for our services, coupled with our recurring revenue structure, will enable us to continue to expand margins and deliver higher profits for our shareholders.”

Ms. Zheng concluded, “We have consistently demonstrated our abilities to develop and penetrate the Beijing and Guangdong regions since entering into these key markets in China.  We have a highly-scalable business model with recurring revenues that will continue to grow in proportion to our expanding subscriber base.  In addition to enabling consistent growth, our unique model has also created escalating margins and attractive returns.  Beijing and Guangdong will provide a stable and profitable foundation that is enhanced by additional future growth potential as we expand into other regions in China.  Our exclusive access to multiple regions in China not only differentiates us from our peers but also grants us access to an addressable market of 1.8 million newborns per annum.  Going forward, we will continue to strive to enhance our operational efficiency, expand our profit margins, deepen market penetration, enhance brand recognition, optimize cost structure, and expand our subscriber base in our existing markets.  As a premium healthcare services provider, our management team is confident that we will continue to deliver long-term growth and consistent returns for our shareholders.”

Conference Call

The Company will hold a conference call at 8:00 a.m. ET on Tuesday, August 30, 2011 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session.  Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com.  A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above.  Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 88154912.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China,  as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the first quarter fiscal 2012 were made at the noon buying rate of RMB6.4635 to $1.00 on June 30, 2011 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, Inc.
In New York: Ashley Ammon De Simone: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6583-7510

EXHIBIT 1

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and June 30, 2011

	March 31,	June 30,
	2011	2011
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	611,387	643,088	99,495
Accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB11,850; June 30, 2011: RMB11,485)	77,402	79,285	12,266
Inventories	6,729	7,686	1,189
Prepaid expenses and other receivables	9,982	45,114	6,979
Trading securities	-	357	55
Income tax recoverable	-	8,174	1,265
Deferred tax assets	5,373	5,040	780
Total current assets	710,873	788,744	122,029
Property, plant and equipment, net	250,348	244,800	37,874
Non-current prepayments	5,752	7,133	1,104
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB28,106; June 30, 2011: RMB30,403)	240,952	247,209	38,247
Inventories	31,600	32,389	5,011
Intangible assets, net	134,412	133,257	20,617
Available-for-sale equity securities	52,733	16,688	2,582
Other investments	134,363	164,401	25,435
Deferred tax assets	2,565	3,072	475
Total assets	1,563,598	1,637,693	253,374

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	6,962
Accounts payable	5,046	5,919	916
Accrued expenses and other payables	106,731	114,026	17,640
Deferred revenue	82,319	80,565	12,465
Amounts due to related parties	360	720	111
Income tax payable	11,156	6,778	1,049
Total current liabilities	250,612	253,008	39,143
Deferred revenue	162,668	195,018	30,172
Other non-current liabilities	30,036	36,795	5,693
Deferred tax liabilities	26,890	26,238	4,059
Total liabilities	470,206	511,059	79,067

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 75,406,875 shares and 75,261,474 shares issued and outstanding as of March 31, 2011 and June 30, 2011, respectively	52	51	8
Additional paid-in capital	910,316	907,161	140,351
Accumulated other comprehensive loss	(18,580)	(25,129)	(3,888)
Retained earnings	178,993	219,015	33,885
Total shareholders’ equity	1,070,781	1,101,098	170,356
Noncontrolling interests	22,611	25,536	3,951
Total equity	1,093,392	1,126,634	174,307
Total liabilities and equity	1,563,598	1,637,693	253,374

EXHIBIT 2

 CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended June 30, 2010 and 2011

	Three months ended June 30,
	2010	2011
	RMB	RMB	US$
	(in thousands except per share)
Revenues	71,696	87,458	13,531
Direct costs	(17,252)	(19,868)	(3,074)
Gross profit	54,444	67,590	10,457
Operating expenses
Research and development	(1,543)	(1,777)	(275)
Sales and marketing	(10,090)	(12,606)	(1,950)
General and administrative	(19,456)	(22,455)	(3,475)
Total operating expenses	(31,089)	(36,838)	(5,700)
Operating income	23,355	30,752	4,757
Other income, net
Interest income	2,451	3,139	486
Interest expense	(606)	(460)	(71)
Exchange (loss)/gain	(237)	96	15
Dividend income	-	7,217	1,117
Others	114	214	33
Total other income, net	1,722	10,206	1,580
Income before income tax	25,077	40,958	6,337
Income tax (expense)/credit	(6,110)	1,783	276
Net income	18,967	42,741	6,613
Income attributable to noncontrolling interests	(1,381)	(2,719)	(421)
Net income attributable to shareholders	17,586	40,022	6,192

Net income per share:
-Basic	0.26	0.53	0.08
-Diluted	0.26	0.53	0.08